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                          May 25, 2021

       John Krier
       Chief Executive Officer
       Dynatronics Corporation
       1200 Trapp Road
       Eagan, MN 55121

                                                        Re: Dynatronics
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 19, 2021
                                                            File No. 333-256280

       Dear Mr. Krier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kevin R. Pinegar, Esq.